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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69816

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/14/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EFG-Hermes USA, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Columbus Circle - 15th Floor, Suite 1617
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karim Baghdady **(212) 315-1292**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

1411 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, _____ Karim Baghdady _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ EFG-Hermes USA, Inc. _____, as of _____ December 31 _____ ,20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ *N/A* _____

_____

SWORN TO BEFORE ME THIS
26th day of February 2018

_____
Notary Public

_____
Signature

COO EFG HERMES USA
Title

Stephanie R Cooper
Notary Public, State of New York
No. 02CO4947259
Qualified in New York County
Commission Expires Feb. 2021

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EFG-Hermes USA, Inc.

**Financial Statement
For the period from
August 14, 2017 (FINRA Approval Date)
through December 31, 2017
With Report of Independent
Registered Public Accounting Firm**

EFG-Hermes USA, Inc.
Index

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
EFG-Hermes USA, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EFG-Hermes USA, Inc. (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

March 1, 2018

EFG-Hermes USA, Inc.
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	1,739,330
Advances to employees		49,375
Security deposit		18,750
Prepaid expenses		531
Deferred tax assets		160,096
Fixed assets, net		30,900
Total Assets	$	1,998,982
Liabilities and Stockholder's Equity		
Liabilities		
Due to Parent	$	991,845
Due to affiliate		12,024
Accrued professional fees		37,402
Accrued expenses and other liabilities		11,032
Accrued compensation and benefits		4,462
Income taxes payable		9,999
Total Liabilities		1,066,764
Stockholder's Equity		
Common stock, $0.001 par value, 1,000 shares authorized,		
596 shares issued and outstanding		1
Additional paid-in capital		1,489,999
Accumulated deficit		(557,782)
Total Stockholder's Equity		932,218
Total Liabilities and Stockholder's Equity	$	1,998,982

The accompanying notes to the financial statement are an integral part of this statement.

EFG-Hermes USA, Inc.
Notes to Financial Statement
December 31, 2017

1. Organization

EFG-Hermes USA, Inc. (the "Company") was incorporated in Delaware on June 20, 2016. In November 2016, the Company submitted a new membership application to the Financial Industry Regulatory Authority Inc. ("FINRA") to register as a broker-dealer with FINRA and the Securities and Exchange Commission ("SEC"). On August 14, 2017, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the SEC and is a member of FINRA. Prior to submitting its new membership application to obtain its broker-dealer license, the Company did not engage in any business activities other than receiving capital and organizing the Company in preparation to start broker-dealer activities. The Company is a wholly owned subsidiary of EFG Hermes Holdings S.A.E. (the "Parent") in Egypt. The Parent is a universal investment bank with a lead position in the Middle East in investment banking, securities brokerage, asset management, private equity and research. The Parent is a public Company listed on the Cairo and London stock exchanges.

The Company has authority from FINRA to engage in the following activities: (1) acting as a broker to affect primary and secondary market transactions in non-US listed securities primarily in the Middle East, North African and Frontier markets to US institutional investors, which transactions would be executed and settled by a non-US broker-dealer affiliate of the Company pursuant to SEC Rule 15a-6(a)(3); and (2) distribute research of a non-US broker-dealer affiliate on non-US securities primarily in the Middle East and North African markets to US institutional investors pursuant to SEC Rule 15-a-6(a)(2).

The Company will not carry securities accounts for customers or perform custodial services and, accordingly, is exempt from SEC Rule 15c3-3 of the Securities Exchange Act of 1934 under SEC Section (k)(2)(i).

2. Liquidity

The Company relies on the Parent for support. The Parent has the financial wherewithal to support the Company on an as needed basis.

3. Significant Accounting Policies

Basis of Presentation
This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The accompanying notes to the financial statement are an integral part of this statement.

Cash and Concentration of Credit Risk

The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short term nature of these instruments. As of December 31, 2017, the Company did not have any cash equivalents.

As of December 31, 2017, the Company maintained its cash balance of $1,739,330 with one financial institution which exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful lives of the assets. The estimated useful lives of the assets are 4 years.

Security Deposit

The Parent paid a security deposit of $18,750 in 2016 on behalf of the Company for the Company's office lease. The Company renewed the office lease through December 31, 2018 and thus the security deposit remains on the accompanying statement of financial condition.

Revenue Recognition

The Company passes all non U.S. equities orders to an affiliate, Financial Brokerage Group ("FBG") in Egypt for execution. The revenues earned on all of these securities transactions and any income received from third parties for research or execution services are credited to the affiliate in accordance with a transfer pricing agreement between the Company and FBG.

The Company is entitled to receive cost plus revenue from FBG in an amount equal to 10% of all costs incurred by the Company as payment for all securities transactions and other income received from clients who value the Company's research and execution services.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*, effective for annual reporting entities beginning after December 15, 2017. The core principle states that an entity recognize revenue in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue recognition related to the Company's operations is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The accompanying notes to the financial statement are an integral part of this statement.

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.

The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained. As the Company was formed during 2016, the Company's tax returns are open to tax examination by local and federal taxing authorities since inception.

4.   **Customer transactions**

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts.

5.   **Fixed Assets**

Details of fixed assets are as follows:

Computers and software	$	36,239
Less: Accumulated depreciation		(5,339)
Total	$	30,900

6.   **Commitments**

In November 2016, the Company entered into a sublease for office space located in New York City that began on January 1, 2017 and expired December 31, 2017. The Company renewed the sublease for a period of one year until December 31, 2018. The Parent paid a security deposit of $18,750 on behalf of the Company in November 2016. Future minimum annual payments for the year ended December 31, 2018 under this operating sublease agreement will be $93,600.

The accompanying notes to the financial statement are an integral part of this statement.

7.   Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at December 31, 2017 settled with no resultant loss being incurred by the Company.

8.   Related Party Transactions

The activities of the Company included significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

Due to Parent
The Parent currently incurred and paid for various services and other operating assistance on behalf of the Company. These services include personnel, professional consultants, physical premises, utilities, the use of office equipment, insurance, and other general and administrative services. As of December 31, 2017, the Company owed the Parent $991,845 which is classified as Due to Parent in the accompanying statement of financial condition.

Securities transactions, revenues and due to affiliate
The Company earned total service fee revenues from FBG, an affiliate for the period from August 14, 2017 to December 31, 2017. For the period from August 14, 2017 to December 31, 2017, payments received by the Company from FBG for service fee revenues totaled $865,000 which exceeded the amount due to the Company by FBG by $12,024 which was recorded as Due to affiliate in the accompanying statement of financial condition.

Advances to employees
The Company has amounts due from employees for advances in the normal course of business. As of December 31, 2017, $49,375 is receivable. Amounts are non-interest bearing and are due on demand.

The accompanying notes to the financial statement are an integral part of this statement.

9.   **Income Taxes**

Since the Company received approval to become a broker-dealer in August 2017 and is entitled to receive cost plus revenue from FBG, a valuation allowance against the net deferred tax assets is no longer considered necessary based upon recent tax law changes.

As of December 31, 2017, the Company has cumulative book to tax differences since inception in June 2016 of approximately $763,000 for federal and New York State and New York City income tax purposes. The Company's net deferred tax assets was approximately $160,000 as of December 31, 2017, primarily as a result of start-up and organizational costs that are not deductible for income tax purposes, and amortization of start-up costs, partially offset by the deferred tax liabilities related to depreciation of fixed assets.

At December 31, 2017, the Company had an income tax payable of approximately $10,000 in the accompanying Statement of Financial Condition, which is primarily for federal income taxes.

As of December 31, 2017, the Company did not have any uncertain tax positions and the Company's income tax returns for the tax years 2016 and 2017 are subject to examination by tax authorities.

10.   **Net Capital Requirement**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first year of operations and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was $672,566 which was $422,566 in excess of its minimum requirement of $250,000.

11.   **Exemption From SEC Rule 15c3-3**

The Company does not carry any customer accounts and is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i).

12.   **Subsequent Events**

The Company has evaluated subsequent events through the date as of which these financial statements are available to be issued. The Company did not note any significant subsequent events requiring disclosure or adjustments to the financial statements.

The accompanying notes to the financial statement are an integral part of this statement.